File Pursuant to Rule 424(b)(3)
Registration No. 333-115941

PROSPECTUS

1,622,025 Shares

FIBERSTARS, INC.

Common Stock

______________________

     This prospectus relates to the offer and sale from time to time by the selling shareholders identified herein of up to 1,541,011 shares of common stock and up to 81,014 shares issuable upon the exercise of a warrant. The warrant entitles the holder to purchase one share of common stock for $4.50.

     The selling shareholders may offer and sell their respective shares in transactions on the Nasdaq National Market, in negotiated transactions, or both. These sales may occur at fixed prices that are subject to change, at prices that are determined by prevailing market prices, or at negotiated prices.

     The selling shareholders may sell shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares or both. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

     Our common stock is traded on the Nasdaq National Market under the symbol “FBST.” The last reported sale price of our common stock on the Nasdaq National Market on September 10, 2004 was $8.50 per share.

     Our executive offices are located at 44259 Nobel Drive, Fremont, California 94538 and our telephone number is (510) 490-0719.

______________________

     Investing in our common stock involves a high degree of risk. You should carefully read and consider the “Risk Factors” beginning on page 1.

______________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

______________________

The date of this prospectus is September 13, 2004

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     You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes. The risks and uncertainties describe below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also negatively impact our business operations.

RISK FACTORS

     Our operating results are subject to fluctuations caused by many factors that could result in decreased revenues and a drop in the price of our common stock.

     Our quarterly operating results can vary significantly depending upon a number of factors. It is difficult to predict the lighting market’s acceptance of and demand for our products on a quarterly basis, and the level and timing of orders received can fluctuate substantially. Our sales volumes fluctuate, as does the relative volume of sales of our various products with significantly different product margins. Historically we have shipped a substantial portion of our quarterly sales in the last month of each of the second and fourth quarters of the year. Our product development and marketing expenditures may vary significantly from quarter to quarter and are made well in advance of potential resulting revenue. Significant portions of our expenses are relatively fixed in advance based upon our forecasts of future sales. If sales fall below our expectations in any given quarter, we will not be able to make any significant adjustment in our operating expenses, and our operating results will be adversely affected.

     Our sales are dependent upon new construction levels and are subject to seasonal and general economic trends.

     Sales of our pool and spa lighting products, which currently are available only with newly constructed pools and spas, depend substantially upon the level of new construction of pools. Sales of commercial lighting products also depend significantly upon the level of new building construction and renovation. Construction levels are affected by housing market trends, interest rates and the weather. Because of the seasonality of construction, our sales of swimming pool and commercial lighting products, and thus our overall revenues and income, have tended to be significantly lower in the first and third quarter of each year. Various economic and other trends may alter these seasonal trends from year to year, and we cannot predict the extent to which these seasonal trends will continue.

     On-going terrorist threats, or actual terrorist attacks, may disrupt the general economy, reducing demand for our products.

     On-going terrorist threats and actual terrorist attacks have increased the uncertainty in both the U.S. and European economy, which are primary markets for our products. Terrorist acts and similar events could weaken the demand for our products as they did following the September 11, 2001 tragedy.

     If we are not able to timely and successfully develop, manufacture, market and sell our new products, our operating results will decline.

     We expect to introduce additional new products each year in the Pool and Spa Lighting and Commercial Lighting markets. Delivery of these products may cause us to incur additional unexpected research and development expenses. We could have difficulties manufacturing these new products as a result of our inexperience with them or the costs could be higher than expected. Any delays in the introduction of these new products could result in lost sales, loss of customer confidence and loss of market share. Also, it is difficult to predict whether the market will accept these new products. If any of these new products fails to meet expectations, our operating results will be adversely affected.

     We operate in markets that are intensely and increasingly competitive.

     Competition is increasing in a number of our markets. A number of companies offer directly competitive products, including fiber optic lighting products for downlighting, display case and water lighting, and neon and other lighted signs. We are also experiencing competition from light emitting diode, or LED, products in water lighting and in neon and other lighted signs. Our competitors include some very large and well-established companies such as Philips, Schott, 3M, Bridgestone, Pentair, Mitsubishi and Osram/Siemens. All of these companies have substantially greater financial, technical and marketing resources than we do. We may not be able to adequately respond to fluctuations in competitive pricing. We anticipate that any future growth in fiber optic lighting will be accompanied by continuing increases in competition, which could adversely affect our operating results if we cannot compete effectively.

     We rely on intellectual property and other proprietary information that may not be protected and that may be expensive to protect.

     We currently hold 40 patents. There can be no assurance, however, that our issued patents are valid or that any patents applied for will be issued. We have a policy of seeking to protect our intellectual property through, among other things, the prosecution of patents with respect to certain of our technologies. There are many issued patents and pending patent applications in the field of fiber optic technology, and certain of our competitors hold and have applied for patents related to fiber optic lighting. Although, to date, we have not been involved in litigation challenging our intellectual property rights or asserting intellectual property rights of others, we have in the past received communications from third parties and recently received a communication from one of our competitors asserting rights in our patents or that our technology infringes intellectual property rights held by such third parties. Based on information currently available to us, we do not believe that any such claims involving our technology or patents are meritorious. However, we may be required to engage in litigation to protect our patent rights or to defend against the claims of others. In the event of litigation to determine the validity of any third party claims or claims by us against such third party, such litigation, whether or not determined in our favor, could result in significant expense and divert the efforts of our technical and management personnel, regardless of the outcome of such litigation.

     We rely on distributors for a significant portion of our sales, and terms and conditions of sales are subject to change with very little notice.

     Most of our products are sold through distributors, and we do not have long-term contracts with our distributors. Some of these distributors are quite large, particularly in the pool products market. If these distributors significantly change their terms with us or change their historical pattern of ordering products from us, there could be a significant impact on our revenues and profits.

     The loss of a key sales representative could have a negative impact on our net sales and operating results.

     We rely on key sales representatives and outside sales agents for a significant portion of our sales. These sales representatives and outside sales agents have unique relationships with our customers and would be difficult to replace. The loss of a key sales representative or an outside sales agent could interfere with our ability to maintain customer relationships and result in declines in our net sales and operating results.

     We depend on key employees in a competitive market for skilled personnel, and the loss of the services of any of our key employees could materially affect our business.

     Our future success will depend to a large extent on the continued contributions of certain employees, many of whom would be difficult to replace. Our future success will also depend on our ability to attract and retain qualified technical, sales, marketing and management personnel, for whom competition is intense. The loss of or failure to attract and retain any such persons could delay product development cycles, disrupt our operations or otherwise harm our business or results of operations.

     We depend on a limited number of suppliers from whom we do not have a guarantee to adequate supplies, increasing the risk that loss of or problems with a single supplier could result in impaired margins, reduced production volumes, strained customer relations and loss of business.

     Mitsubishi is the sole supplier of our stranded fiber, which is used extensively in our fiber pool and spa lighting products. We also rely on a sole source for certain lamps, reflectors, remote control devices, power supplies and thin film coatings. The loss of one or more of our suppliers could result in delays in the shipment of products, additional expense associated with redesigning products, impaired margins, reduced production volumes, strained customer relations and loss of business or could otherwise harm our results of operations.

     We depend on Advanced Lighting Technologies, Inc., or ADLT, for a number of components for our products and for certain of our manufacturing facilities.

     ADLT supplies us with certain lamps, power supplies, reflectors and coatings. We have identified alternative suppliers for these components, but there could be an interruption of supply and increased costs if a transition to a new supplier were required. We could lose current or prospective customers as a result of supply interruptions. Increased costs would negatively impact our gross profit margin and results of operations. We also lease our facility in Solon, Ohio from ADLT. In the event the ADLT lease is not renewed in a timely manner, we may experience some disruption of our fiber production while new facilities are found and prepared to support fiber manufacturing.

     We are becoming increasingly dependent on foreign sources of supply for many of our components and in some cases complete assemblies, which due to distance or political events may result in a lack of timely deliveries.

     In order to save costs, we are continually seeking off-shore supply of components and assemblies. This results in longer lead times for deliveries which can mean less responsiveness to sudden changes in market demand for the products involved. Some of the countries where components are sourced may be less stable politically than the U.S., and this could lead to an interruption of the delivery of key components. Delays in the delivery of key components could result in delays in product shipments, additional expenses associated with locating alternative component sources or redesigning products, impaired margins, reduced production volumes, strained customer relations and loss of customers, any of which could harm our results of operations.

     We are subject to manufacturing risks, including fluctuations in the costs of purchased components and raw materials due to market demand, shortages and other factors.

     We depend on various components and raw materials for use in the manufacturing of our products. We may not be able to successfully manage price fluctuations due to market demand or shortages. In addition to risks associated with sole and foreign suppliers, significant increases in the costs of or sustained interruptions in our receipt of adequate amounts of necessary components and raw materials could harm our margins, result in manufacturing halts and negatively impact our results of operations.

     We use plants in Mexico and India to manufacture and assemble many of our products. The supply of these finished goods may be impacted by local political or social conditions as well as the financial strength of the companies with which we do business.

     As we attempt to reduce manufacturing expenses, we are becoming increasingly dependent upon offshore companies for the manufacturing and final assembly of many of our products. To do so, we must advance certain raw materials, inventory and production costs to these offshore manufacturers. The supply of finished goods from these companies, and the raw materials, inventory and funds which we advance to them, may be at risk depending upon the varying degrees of stability of the local political, economic and social environments in which they operate, and the financial strength of the manufacturing companies themselves.

     Because we depend on a limited number of significant customers for our net sales, the loss of a significant customer, reduction in order size, or the effects of volume discounts granted to significant customers from time to time could harm our operating results.

     Our business is currently dependent on a limited number of significant customers, and we anticipate that we will continue to rely on a limited number of customers. The loss of any significant customer would harm our net sales and operating results. Customer purchase deferrals, cancellations, reduced order volumes or non-renewals from any particular customer could cause our quarterly operating results to fluctuate or decline and harm our business. In addition, volume discounts granted to significant customers from time to time could lead to reduced profit margins and negatively impact our operating results.

     Our components and products could have design, defects or compatibility issues, which could be costly to correct and could result in the rejection of our products and damage to our reputation, as well as lost sales, diverted development resources and increased warranty reserves and manufacturing costs.

     We cannot be assured that we will not experience defects or compatibility issues in components or products in the future. Errors or defects in our products may arise in the future, and, if significant or perceived to be significant, could result in rejection of our products, product returns or recalls, damage to our reputation, lost revenues, diverted development resources and increased customer service and support costs and warranty claims. Errors or defects in our products could also result in product liability claims. We estimate warranty and other returns and accrue reserves for such costs at the time of sale. Any estimates, reserves or accruals may be insufficient to cover sharp increases in product returns, and such returns may harm our operating results. In addition, customers may require design changes in our products in order to suit their needs. Losses, delays or damage to our reputation due to design or defect issues would likely harm our business, financial condition and results of operations.

     If we are unable to predict market demand for our products and focus our inventories and development efforts to meet market demand, we could lose sales opportunities and experience a decline in sales.

     In order to arrange for the manufacture of sufficient quantities of products and avoid excess inventory we need to accurately predict market demand for each of our products. Significant unanticipated fluctuations in demand could cause problems in our operations. We may not be able to accurately predict market demand in order to properly allocate our manufacturing and distribution resources among our products. As a result we may experience declines in sales and lose, or fail to gain, market share.

     We depend on collaboration with third parties, who are not subject to material contractual commitments, to augment our research and development efforts.

     Our research and development efforts include collaboration with third parties. Many of these third parties are not bound by any material contractual commitment leaving them free to end their collaborative efforts at will. Loss of these collaborative efforts would adversely affect our research and development efforts and could have a negative effect on our competitive position in the market. In addition, arrangements for joint development efforts may require us to make royalty payments on sales of resultant products or enter into licensing agreements for the technology developed, which could increase our costs and negatively impact our results of operations.

     We have experienced negative cash flow from operations and may continue to do so in the future. We may need to raise additional capital in the near future, but our ability to do so may be limited.

     While we have historically been able to fund cash needs from operations, from bank lines of credit or from capital markets, due to competitive, economic or other factors there can be no assurance that we will continue to be able to do so. If our capital resources are insufficient to satisfy our liquidity requirements and overall business objectives we may seek to sell additional equity securities or obtain debt financing. Adverse business conditions due to a continued weak economic environment or a weak market for our products have led to and may lead to continued negative cash flow from operations, which may require us to raise additional financing, including equity financing. Any equity financing may be dilutive to shareholders, and debt financing, if available, will increase expenses and may involve restrictive covenants. We may be required to raise additional capital, at times and in amounts, which are uncertain, especially under the current capital market conditions. Under these circumstances, if we are unable to acquire additional capital or are required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition, which could require us to curtail our operations significantly, sell significant assets, seek arrangements with strategic partners or other parties that may require us to relinquish significant rights to products, technologies or markets, or explore other strategic alternatives including a merger or sale of our company.

     Our stock price has been and will likely continue to be volatile and you may be unable to resell your shares at or above the price you paid.

     Our stock price has been and is likely to be highly volatile, particularly due to our relatively limited trading volume. Our stock price could fluctuate significantly due to a number of factors, including:

  variations in our anticipated or actual operating results;
  sales of substantial amounts of our stock;
  dilution as a result of additional equity financing by us;
  announcements about us or about our competitors, including technological innovation or new products or services;
  conditions in the fiber optic lighting industry;
  governmental regulation and legislation; and
  changes in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations.

     Many of these factors are beyond our control.

     In addition, the stock markets in general, and The Nasdaq National Market and the market for fiber optic lighting and technology companies in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance.

     In the past, companies that have experienced volatility in the market prices of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources.

THE COMPANY

     We are a leading supplier of fiber optic lighting. Our products are designed, manufactured and marketed in the commercial lighting, sign and swimming pool and spa markets. Our products often have advantages over conventional lighting in areas of efficiency, safety, maintenance and beauty, and thus can be used in place of conventional lighting in a number of applications. By delivering special lighting effects, which conventional lighting often cannot match, fiber optic lighting systems are especially attractive for a wide range of decorative applications such as the lighting of swimming pools and spas, signage, “neon” type decoration, landscaping and other areas of use within the commercial and residential markets. Technology developed by Fiberstars can be used for commercial and industrial downlights and can save up to 80% of the energy consumed by conventional electric lighting. This technology is also used in a new, non-fiber optic Fiberstars electric light for swimming pools which offers many benefits compared to other electric pool lights. We have 40 patents on our technologies for fiber optic lighting. Our customers include fast food restaurant chains, theme parks and casinos, hotels, retail stores, swimming pool builders, spa manufacturers and many others.

     We design, develop and manufacture our lighting systems and market and distribute our products worldwide, primarily through independent sales representatives, distributors and swimming pool builders.

     We were incorporated in California in 1995. Our executive offices are located at 44259 Nobel Drive, Fremont, California 94538 and our telephone number is (510) 490-0719. Our website address is located at http://www.fiberstars.com. The information contained in our website does not form any part of this prospectus or the registration statement of which this prospectus is a part.

     Fiberstars(R), BritePak(R), CPC(TM), Fiberstars EFO(TM), Fiberstars Spa Lights(TM), Fiberstars Underground Illuminator(TM), FX Light(TM), FX Spa Lights(TM), JazzLight(TM), LightlyExpressed(R) and OptiCore(TM) are our registered trademarks. We also refer to trademarks of other corporations and organizations in this prospectus.

PROCEEDS FROM THE OFFERING

     We will not receive any proceeds from the sale of the shares by the selling shareholders. However, we will receive the exercise price if a selling shareholder exercises its warrant. We cannot be certain as to when and if this warrant will be exercised and as to the amount of the proceeds we will actually receive from the exercise because of the net issuance exercise provisions of the warrant. All proceeds from the sale of the shares will be for the account of the selling shareholders, as described below. See “Selling Shareholders” and “Plan of Distribution.”

SELLING SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of common stock as of July 31, 2004 by the selling shareholders and the shares, including those issuable upon exercise of the warrant, being offered by the selling shareholders.

     On March 27, 2003 we entered into a letter agreement with Merriman Curhan Ford & Co., formerly known as RTX Securities Corporation, or Merriman, a selling shareholder, pursuant to which we agreed to issue a warrant to purchase a number of shares of our common stock in an amount equal to 6.0% of the aggregate number of common shares purchased by investors in a financing transaction, as compensation for Merriman’s placement agent services. Under that agreement, we agreed to register the shares under the Securities Act for resale to the public.

     On March 18, 2004 we entered into a Second Amended and Restated Investor Agreement with Advanced Lighting Technologies, Inc., or ADLT, ADLT Class 7 Liquidating Trust, u/a/d January, 2004, or the Trust, and Unison Fiber Optic Lighting Systems, LLC, pursuant to which we resolved ambiguity with regard to the aggregate number of shares of our common stock issuable upon exercise of warrants held by ADLT. Under that agreement, we agreed to register under the Securities Act for resale to the public, all shares of our common stock owned by ADLT and transferred to the Trust, including any of those shares transferred by the Trust. For more information regarding this transaction, see “Certain Transactions.”

     To our knowledge, Merriman Curhan Ford & Co. is the only selling stockholder who is a registered broker-dealer. As such, this broker-dealer is an underwriter of our common stock. We do not have a material relationship with this broker-dealer, and it does not have the right to designate or nominate a member or members of our board of directors. We are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities by this stockholder. Unless otherwise described below or described under “Certain Transactions,” to our knowledge, no selling stockholders nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

     Information with respect to beneficial ownership of the selling shareholders is based upon information furnished by the selling shareholders. Information with respect to shares owned beneficially after the offering assumes the sale of all of the shares offered and no other purchases or sales of common stock.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to Offering (1)			After Offering(1)
			Number of
Name of Selling Shareholder			Shares
			Being
	Number	Percent(2)	Offered	Number	Percent(2)

Doshay Family Trust of 1999(3)	50,000	*	50,000	—	*
Glacier Partners(4)	86,000	1.2%	50,000	36,000	*
Langley Partners, L.P.(5)	200,000	2.8	200,000	—	*
Lauro F. Guerro(6)	139,230	2.0	50,000	89,230	1.3%
Merriman Curhan Ford & Co.(7)	81,014	1.1	81,014	—	*
Michael Alessandro IRA Rollover(8)	45,000	*	45,000	—	*
Michael Alessandro IRA(8)	30,000	*	30,000	—	*
Omicron Master Trust(9)	162,211	2.3	143,750	18,461	*
Proximity Fund L.P.(10)	50,000	*	50,000	—	*
Proximity Partners L.P.(11)	50,000	*	50,000	—	*
Robert Trobec IRA(11)	25,000	*	25,000	—	*
Tailwind Investment Partners (AI),					*
L.P.(12)	2,951	*	2,951	—
Tailwind Investment Partners (QP),					*
L.P.(12)	65,281	*	65,281	—
Tailwind Investment Partners International,
L.P.(12)	8,018	*	8,018	—	*
Turning Point Capital LLC(13)	135,001	1.9	50,000	85,001	1.2
Valor Capital Management LP(14)	355,000	5.0	250,000	105,000	1.5
WEC Partners, L.P.(15)	36,200	*	30,000	6,200	*

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to Offering(1)		Number of	After Offering(1)
			Shares
			Being
Name of Selling Shareholder	Number	Percent(2)	Offered	Number	Percent(2)

Longwood Partners LP(17)	193,450	2.7	100,000	93,450	1.3
Superius Securities Group Inc. Money
Purchase Plan(18)	100,000	1.4	100,000	—	*
MicroCapital Fund Ltd.(19)	152,308	2.2	60,000	92,308	1.3
MicroCapital Fund LP(19)	118,208	1.7	25,000	93,208	1.3
TCMP3 Partners(20)	94,311	1.3	50,011	44,300	*
American High Growth Equities
Retirement Trust(21)	20,000	*	20,000	—	*
Michael P. DeSantis	20,000	*	20,000	—	*
Lupatkin Family Trust(22)	20,000	*	20,000	—	*
Granite Point Capital L.P.(23)	16,700	*	16,700	—	*
Granite Point Capital Offshore Fund
Ltd.(23)	3,300	*	3,300	—	*
James Sloman Jr.	16,000	*	16,000	—	*
Dorado Fund LLC(24)	10,000	*	10,000	—	*

*	Represents less than 1%.
(1)	To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to this table.

(2)	There were 7,065,788 shares of common stock outstanding as of July 31, 2004. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity prior to the offering, we deemed outstanding shares of common stock subject to options and shares of common stock subject to warrants held by that person that are currently exercisable or exercisable within 60 days of July 31, 2004. However, in computing the number of shares of common stock beneficially owned by a person or entity and the percentage of ownership of that person or entity after the offering, we have assumed that 7,065,788 shares of common stock will be outstanding upon completion of the offering assuming exercise of all outstanding warrants held by the selling shareholders listed above.

(3)	Glenn Doshay has sole voting and investment power over these shares.
(4)	The selling shareholder is a registered investment fund under the Investment Advisers Act of 1940.

(5)	Langley Capital, LLC is the general partner of Langley Partners, L.P. Jeffrey Thorp is the sole managing member of Langley Capital, LLC and has sole voting and investment control over these shares. Each of Langley Capital, LLC, Langley Partners, L.P., and Jeffrey Thorp may be deemed to beneficially own these shares.

(6)	Includes 23,076 shares subject to warrants that are exercisable within 60 days of July 31, 2004.
(7)	Consists of 81,014 shares subject to a warrant exercisable within 60 days of July 31, 2004. Merriman Curhan Ford & Co. is a registered broker-dealer and, accordingly is an underwriter. Merriman Curhan Ford & Co. is a majority owned subsidiary of MCF Corporation, a reporting company under the Securities Exchange Act of 1934.

(8)	Michael Alessandro has sole voting and investment power over these shares.
(9)	Omicron Capital, Inc. (“OCI”) serves as general partner of Omicron Capital, L.P. (“Omicron Capital”), which serves as investment manager to Omicron Master Trust (“Omicron”) and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to shared dispositive power over the shares of the shares, and Winchester may be deemed to shared voting and dispositive power the shares. Omicron Capital has delegated authority from Winchester’s board of directors regarding the portfolio management decisions with respect to the shares and, as of the date of this prospectus, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from OCI’s board of directors regarding the portfolio management decisions of Omicron Capital with respect to the shares. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to shared dispositive power over the shares. Omicron Capital, OCI, Winchester and Messrs. Morali and Bernstein disclaim beneficial ownership of the shares. Neither Mr. Morali nor Mr. Bernstein has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934 or of any other person named in this prospectus as a selling shareholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 or Regulation 13D-G) controls Omicron and Winchester.

(10)	Geoff Crosby has sole voting and investment power over these shares.
(11)	Robert Trobec has sole voting power over these shares.
(12)	Thomas Weisel Asset Management, LLC is the general partner of Tailwind Investment Partners (QP), L.P. and Tailwind Investment Partners, L.P. Tim Keefe and Henri Moudi are managing members of Thomas Weisel Asset Management, LLC and have shared voting and investment power over these shares.

(13)	Thomas Weisel Capital Management, LLC (f/k/a Thomas Weisel Capital Partners, LLC) is the general partner of Tailwind Investment Partners (AI), L.P. Tim Keefe and Henri Moudi are managing members of Thomas Weisel Capital Management, LLC and have shared voting and investment power over these shares.

(14)	Includes 18,462 shares subject to warrants exercisable within 60 days of July 31, 2004. Michael Alessandro has sole voting and investment power over these shares.
(15)	Includes 25,592 shares subject to warrants that are exercisable within 60 days of July 31, 2004. Kratky Management LLC is the general partner of Valor Capital Management LP. John M. Kratky III is the managing member of Kratky Management LLC and has sole voting and investment power over these shares.

(16)	Warren Clifford is the general partner of WEC Partners, L.P. and has sole voting and investment power over these shares.
(17)	Robert A. Davidson has sole voting and investment power over these shares.
(18)	James Hudgins has sole voting and investment power over these shares.
(19)	Ian P. Ellis and has sole voting and investment power over these shares.
(20)	Walter Schenker and Steven Slawson have shared voting and investment power over these shares.
(21)	Brad Butler has sole voting and investment power over these shares.
(22)	Bruce Lupatkin has sole voting and investment power over these shares.
(23)	Warren Lammert has sole voting and investment power over these shares.
(24)	David Lee has sole voting and investment power over these shares.

PLAN OF DISTRIBUTION

     The selling shareholders may offer and sell the shares covered by this prospectus at various times. As used in this prospectus, the term “selling shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus. The selling shareholders will act independently of Fiberstars in making decisions with respect to the timing, manner and size of each sale. The shares may be sold by or for the account of the selling shareholders in transactions on the Nasdaq National Market, the over-the-counter market, or otherwise. These sales may be made at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The shares may be sold by means of one or more of the following methods:

  a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;
  ordinary brokerage transactions in which the broker solicits purchasers;
  in connection with short sales, in which the shares are redelivered to close out short positions;
  in connection with the loan or pledge of shares registered hereunder to a broker-dealer, and the sale of the shares so loaned or the sale of the shares so pledged upon a default;
  in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;
  privately negotiated transactions; or
  in a combination of any of the above methods.

     If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

     The selling shareholders may sell the shares described in this prospectus directly to purchasers or to or through broker-dealers, which may act as agents or principals. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in resales. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or from the purchasers of the shares or from both. This compensation may exceed customary commissions. The selling shareholders may also transfer, devise or gift these shares by other means not described in this prospectus.

     The selling shareholders also may resell all or a portion of the shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act in open market transactions in reliance upon Rule 144 under the Securities Act. The selling shareholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. When and if we are notified by the selling shareholders that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of a material portion of the shares covered by this prospectus, we will file a prospectus supplement or post-effective amendment to the registration statement with the SEC. This supplement or amendment will include the following information:

  the name of the participating broker-dealer(s) or underwriters;
  the number of shares involved;
  the price(s) at which the shares were sold;

  the commissions paid or discounts or concessions allowed by the selling shareholders to the broker-dealers or underwriters, if any; and
  other information material to the transaction.

     The selling shareholders and any broker-dealers, agents or underwriters that participate with the selling shareholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any of those persons, and any profits received on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act. Because the selling shareholders may be deemed to be “underwriters,” the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have advised the selling shareholders that the anti-manipulation rules promulgated under the Exchange Act, including Regulation M, may apply to sales of the shares offered by the selling shareholders.

     The selling shareholders may agree to indemnify any agent, broker or dealer that participates in sales of common stock against liabilities arising under the Securities Act from sales of common stock.

     We will not receive any proceeds from the sale of the shares by the selling shareholders. However, we will receive the exercise price if a selling shareholder exercises its warrant. We cannot be certain as to when and if this warrant will be exercised and as to the amount of the proceeds we will actually receive from exercises because of the cashless exercise provisions of the warrant.

     Fiberstars has agreed to bear all expenses of registration of the shares other than fees and expenses, if any, of counsel or other advisors to the selling shareholders. Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares will be borne by the selling shareholders selling those shares.

     There can be no assurances that the selling shareholders will sell all or any of the shares of common stock offered under this prospectus.

     This registration statement to which this prospectus relates is being filed pursuant to the Investors Agreement. Subject to the terms and conditions of the Investors Agreement, we agreed to keep this registration statement effective until March 29, 2007, or upon the earlier of:

  the date as of which the selling stockholders may sell all of their respective shares of our common stock registered under this registration statement during any 90 day period pursuant to Rule 144 of the Securities Act; or
  the closing of an acquisition of the shares registered under this registration statement in exchange for publicly traded stock or another entity.

LEGAL MATTERS

     The validity of the common stock offered by this prospectus is being passed upon for Fiberstars by Pillsbury Winthrop LLP, Palo Alto, California.

EXPERTS

     Our financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 and have been so incorporated in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     Our financial statements as of December 31, 2002 and for the two years ended December 31, 2002 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the

Commission’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. Please call the Commission at 1-800-SEC-0330 for more information on its public reference room. The Commission also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

     Our Web site is http://www.fiberstars.com. We make available free of charge, on or through our Web site, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the SEC. Information contained on our Web site is not part of this registration statement.

     We have filed with the Commission a registration statement, which contains this prospectus, on Form S-1 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling shareholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

DOCUMENTS INCORPORATED BY REFERENCE

     The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

•	Our Annual Report on Form 10 K for the year ended December 31, 2003.

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31 and June 30, 2004.

•	Our Current Report on Form 8-K filed with the Commission on January 21, 2004 (except as to Item 9, which shall not be incorporated by reference into this Registration Statement) and February 10, 2004.

•	The description of our Series A Participating Preferred Stock Purchase Rights contained in the registration statement on Form 8-A filed under the Exchange Act on September 21, 2001, as amended by Forms 8-A/A on April 17, 2002, July 15, 2003 and February 10, 2004.

•	The description of our common stock contained in our registration statement on Form 8 A filed under the Exchange Act on May 19, 1994.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

44529 Nobel Drive, Fremont, California 94538
Telephone (510) 490-0719

     We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of Fiberstars common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.